October 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street NE

Washington, D.C. 20549

Attn: Shannon Buskirk and Joanna Lam

Re:	Prospector Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31, 2023
File No. 001-39854

Dear Ms. Buskirk and Ms. Lam:

On behalf of our client, Prospector Capital Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission contained in the Staff’s letter, dated September 5, 2023, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023 (the “Form 10-K”).

For ease of reference, the comment contained in the Staff’s letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Financial Statements

Note 8, Warrants, page F-16

1.	We note that you account for the Public and Private Placement Warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Company respectfully acknowledges receipt of the Staff’s comment.

With respect to the Staff’s request that the Company address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent on the characteristics of the holder of the warrant, the only such terms or provisions relate to changes that would occur upon the transfer of the Private Placement Warrants to non-affiliated holders. As disclosed in Item 7 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations” – “Critical Accounting Policies” – “Warrants” on page 43 of the Form 10-K, on June 30, 2021, the Company and its sponsor, Prospector Sponsor LLC, the sole holder of the Private Placement Warrants, executed an agreement pursuant to which the holders of the Private Placement Warrants agreed to not transfer the Private Placement Warrants to non-affiliated holders. As a result of such agreement, no changes to the settlement amounts depending on the characteristics of the holder can occur. In future filings where the terms of the warrants are described, the Company will clarify the current terms of the Private Placement Warrants as not being transferable to non-affiliated third parties.

United States Securities and Exchange Commission
October 10, 2023

In the course of the Company’s review of the warrant agreement in light of the Staff’s comment, the Company has determined that provisions contained in Section 4.4 of the warrant agreement relating to the cash settlement of the Public Warrants and Private Placement Warrants in the event of a tender offer that results in the offeror holding more than 65% of the public shares (a “65% Trigger ”) require both to be accounted for as derivative liabilities rather than equity because, following the redemptions of public shares in connection with the Company’s extension vote in January 2023, a 65% Trigger can occur without constituting a change in control. The Company is performing a SAB 99 analysis to promptly determine what, if any, changes need to be made to the Company’s previously issued financial statements and how those changes need to be reflected.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP
cc:	Derek Aberle, Prospector Capital Corp.

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